UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40199

Greenbrook TMS Inc.

(Translation of the registrant’s name into English)

890 Yonge Street, 7th Floor

Toronto, Ontario

Canada M4W 3P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBIT INDEX

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Press release dated August 5, 2021: Greenbrook TMS Reports Second Quarter Operational and Financial Results

99.2	Condensed Interim Consolidated Financial Statements of Greenbrook TMS Inc., for the three and six months ended June 30, 2021 and 2020 (unaudited)

99.3	Management’s Discussion and Analysis of Financial Condition and Results of Operations, for the three- and six-month periods ended June 30, 2021 and 2020

99.4	Form 52-109F2 – Certification of Interim Filings (CEO)

99.5	Form 52-109F2 – Certification of Interim Filings (CFO)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREENBROOK TMS INC.

Date: August 5, 2021	By:	/s/ Bill Leonard
Name: Bill Leonard
Title: President & CEO